

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 15, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Preferred Stock Purchase Rights of Whitestone REIT under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company